Change the World ◠

OCTOBER 2008

CHANGE THE WORLD

Oil Shale deposits in the Western United States have the potential to change the world, eliminating the need to import petroleum products from foreign sources and reduce the price of energy as developing countries increased their appetite for growth.

CAN WE SUCCEED?

Worldwide demand for energy is growing much faster than supplies if energy. With crude oil prices spiking to over $140 per barrel and expectations of crude oil going no lower than $75-$80 per barrel, there are a number of different efforts to produce energy from unconventional sources. Some of these unconventional sources are proving to be successful, other are not. Oil shale represents an important unconventional energy resource that is likely to be successful with crude oil prices at or above current levels.

ENSHALE IS TAKING ACTION

EnShale, Inc. was formed in 2005 to take action to address an emerging resource opportunity and the declining supply of petroleum products. The Company has acquired leases on 4,650 acres of Utah State School Trust Lands with an estimated 667 million barrels of oil shale resource. EnShale is also developing proprietary technology and processes that will enable extraction of crude oil from this unconventional energy resource. EnShale, with the financial backing of mining expertise of its parent, Bullion Monarch Mining, and the founders is in a unique position to build a profitable business to supply energy needs from this untapped resource. Having already completed design and engineering phase, the Company is building a demonstration plant with operation anticipated in the spring and summer of 2009 at a capacity of up to 50 barrels of oil per day.

COMPANY INFORMATION

EnShale, Inc. is a Wyoming Corporation and a subsidiary of Bullion Monarch Mining, Inc. a public Company traded under the symbol OTC:BULM. See **www. enshale.com** and **www.bullionmm. com** for additional information and SEC disclosure statements.

KEY COMPANY PRIORITIES

EnShale has identified several key priorities that it is pursuing in its oil shale program:

- Establish and grow its land position, focusing on state and private lands while watching for federal land developments.
- Develop and demonstrate an economic process that also addresses issues associated with air quality, water consumption and land use.
- Protect its technology with patent pending applications.
- Identify financial and operating partners to commercialize the process.



Idaho

Green Divide Basin

Green River Basin

Wyoming

• Rock Springs

Washakie Basin

Area underlain by oil shale more than 10 ft thick, which yields 25 gal or more oil per ton of shale.

Area where the oil shale is unappraised or of lower grade

Utah

★ Salt Lake City

Sand Wash Basin

• Vernal

Colorado

Uinta Basin

Piceance Basin

• Rifle

Battlement Mesa Grand Mesa



Oil Shale



THE NEW MIDDLE EAST

The Middle East and other countries with unpredictable and volatile political agendas control over 80% of the world's petroleum reserves. In contrast over 80% of oil shale deposits are in the United States.



Liquid Petroleum Reserves = 1.3 Trillion Barrels

Rest of the World
Middle East
Venezuela
Russia
Libya
Nigeria
China and others
84.5%

Canada **13.8%**

United States **1.7%**

SOURCE: U.S. DOE, ENERGY INFORMATION ADMINISTRATION



Oil Shale Deposits = 2.6 Trillion Barrels

United States
2,118 Trillion Barrels
82.4%

Rest of the World **17.6%**

SOURCE: US GEOLOGICAL SURVEY

(801) 426-8111 / www.**enshale**.com

KEY DESIGN TARGETS

EnShale has established targets for key design parameters for its proprietary oil shale extraction process:

- Lowest possible cost with a target operating cost of less than $30 per barrel.
- Minimize air quality, water consumption, and land use impacts
- Use proven technology wherever possible
- Learn from the experience of earlier U.S. efforts and the current commercial activities in Brazil and Estonia.

EnShale has been able to evaluate its process and confirm that its methods meet the above targets using computer models supplied by the DOE's Idaho National Laboratory and is now proceeding to build a demonstration plant to further prove our its technology and process. In 2009, EnShale expects to be able to demonstrate its innovative approach that accomplishes all of the above targets.

MANAGEMENT

Don Morris
R. Don Morris, Chairman, has more than 40 years' experience in all phases of natural resource development with broad emphasis in mining and extraction processes. He currently is president and CEO of Bullion Monarch Mining, Inc.

Rex Franson
Rex L. Franson, President and CEO, served for 25-plus years in general management in several industries. As an officer of Chrysler Corporation, he served as Vice President of Quality and Serviceability and President/COO of Chrysler Financial Corporation.